

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2010

Gary Guseinov, Chief Executive Officer
CyberDefender Corporation
617 West 7th Street, 10th Floor
Los Angeles, CA 90017

> **Re:** **CyberDefender Corporation**
> **Post-Effective Amendment on Form S-3 to Registration Statement**
> **on Form S-1**
> **Filed August 20, 2010**
> **File No. 333-161790**

Dear Mr. Guseinov:

We have reviewed your amended filing and response letter, and have the following comment.

Incorporation of Certain Information by Reference, page 14

1.   As requested in prior comment 3 from our letter dated July 26, 2010, please specifically incorporate by reference into your post-effective amendment your Form 10-K/A filed on July 8, 2010, as well as any other filings required to be incorporated at this time pursuant to Item 12 of Form S-3.

You may contact me at (202) 551-3483 or, if you thereafter need assistance, Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 with any questions.

Sincerely,

Katherine Wray
Attorney-Advisor

cc: Via Facsimile (917) 591-6898
Kevin Friedmann, Esq.
Richardson & Patel, LLP